PRESS RELEASE

Tembec announces proposed offering of new senior secured notes

Montreal, Quebec, September 16, 2014 – Tembec Inc. (“Tembec”) announced today that its wholly-owned subsidiary, Tembec Industries Inc. (the “Company”), intends to offer, subject to market and other customary conditions, US$375 million aggregate principal amount of new senior secured notes due 2019 (the “New Notes”) to refinance its existing 11.25% senior secured notes due 2018 (the “Existing Notes”). As part of the refinancing, the Company has launched a cash tender offer for any and all of its Existing Notes and related consent solicitation to amend certain provisions in the indenture governing the Existing Notes. The proceeds from the offering are intended to be used to (i) purchase any and all of the Existing Notes that are validly tendered in connection with the tender offer for its Existing Notes and to redeem or repurchase any Existing Notes not purchased in the tender offer, (ii) repay a portion of the borrowings outstanding under the Company’s asset-based revolving credit facility, and (iii) pay fees and expenses incurred in connection with these refinancing transactions.

The New Notes will be offered and sold in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act, including in certain provinces of Canada on a private placement basis to accredited investors. Any offers of the New Notes will be made only by means of a private offering memorandum.

This news release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell or buy any securities. The New Notes will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the New Notes in Canada will be made on a basis that is exempt from the prospectus requirement of such securities laws. The New Notes have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and state securities laws.

The tender offer and the consent solicitation are being made only pursuant to the terms and conditions set forth in an Offer to Purchase and Consent Solicitation Statement (the "Statement") and a related Letter of Transmittal and Consent, each dated as of September 16, 2014 (the "Letter of Transmittal" and, collectively with the Statement, the "Offer Documents") which have been sent to holders of the Existing Notes. This news release is not an offer to purchase, a solicitation of an offer to sell or a solicitation of consents with respect to any securities. The tender offer is made only by, and pursuant to the terms of, the Offer Documents. In addition, this news release does not constitute a notice of redemption of the Existing Notes or an obligation to issue a notice of redemption.

About Tembec

Tembec is a manufacturer of forest products – lumber, pulp, paper and specialty cellulose – and a global leader in sustainable forest management practices. Principal operations are in Canada and France. Tembec has approximately 3,500 employees and annual sales of approximately $1.6 billion. Tembec is listed on the Toronto Stock Exchange (TMB).

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements may involve, but are not limited to, statements regarding the Company’s intention to offer the New Notes, the use of proceeds of such proposed offering and the Company's intention to purchase or redeem any Existing Notes and related matters. Forward-looking statements also include statements relating, without limitation, to Tembec’s or its management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect”, “project”, “intend” and “plan”, the negative or variations thereof, and expressions of similar nature. These statements are based on certain assumptions and analyses made by Tembec in light of its experience and its perception of future developments. These forward-looking statements speak only as of the date stated or otherwise, as of the date of this press release, and, except as required by law, Tembec does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, even if experience or future events make it clear that any expected results expressed or implied by these forward-looking statements will not be realized. Although Tembec believes that the expectations reflected in these forward-looking statements are reasonable, these expectations may not prove to be correct or Tembec may not achieve the financial results, savings or other benefits anticipated in the forward-looking statements. These forward-looking statements are necessarily estimates reflecting the best judgment of Tembec’s management and involve a number of known and unknown risks and uncertainties, some of which may be beyond Tembec’s control, which could cause its actual results, financial position, levels of activity, performance or achievements to differ materially from those suggested by the forward-looking statements, including, without limitation, those identified throughout Tembec’s public disclosure file available on the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov or on SEDAR at http://www.sedar.com. Risks, uncertainties and assumptions that could cause actual results to differ materially from the results indicated in the forward-looking statements include, among other things, the successful completion of the proposed offering of New Notes and the tender offer. In addition, the proposed offering of New Notes and the tender offer are subject to general market and other conditions and there are no assurances that the proposed offering of New Notes and the tender offer will be completed or that the terms of the proposed offering of New Notes and the tender offer and consent solicitation will not be modified.

Information:
Michel Dumas
Executive Vice President, Finance and Chief Financial Officer
Tel.: 819 627- 4268
michel.dumas@tembec.com

Linda Coates
Vice President, Human Resources and Corporate Affairs
Tel.: 416 775- 2819
linda.coates@tembec.com